Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F of CGI Inc. (the “Company”) of our report dated November 6, 2018, except for Note 27, as to which the date is November 5, 2019, with respect to the consolidated financial statements of the Company as of and for the year ended September 30, 2018 included herein.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 Nos. 333- 197742, 333-112021, 333-13350, 333-66044, 333-74932, 333-146175, 333-177013 and 333-220741 pertaining to the Company’s stock option plans and to the Company’s performance share unit plan of our report dated November 6, 2018, except for Note 27, as to which the date is November 5, 2019, with respect to the consolidated financial statements of the Company as of and for the year ended September 30, 2018.

/s/ Ernst & Young LLP1

Montréal, Canada

December 19, 2019

1 CPA auditor, CA, public accountancy permit no. A113209